EXHIBIT 13.1

Crescent Financial Corporation

2002 Annual Report

Crescent Financial Corporation

Crescent Financial Corporation and Subsidiary
Report of Management

[To be completed]

Crescent Financial Corporation and Subsidiary
Report of Management

[To be completed]

Crescent Financial Corporation and Subsidiary
Selected Financial and Other Data

	At or for the Year Ended December 31,
	2002	2001
Summary of Consolidated Operations
Interest and fee income	$8,555,855	$7,163,152
Interest expense	3,188,644	3,401,465

Net interest income	5,367,211	3,761,687
Provision for loan losses	689,024	502,498

Net interest income after provision for loan losses	4,678,187	3,259,189
Non-interest income	767,700	489,402
Non-interest expense	4,124,126	3,441,603

Income before income taxes	1,321,761	306,988
Income taxes	93,603	—

Net income	$1,228,158	$306,988

Balance Sheet Information
Total assets	$182,004,928	$129,174,444
Investments(1)	45,558,987	37,990,827
Loans, net of allowance for loan losses	123,961,641	79,457,737
Deposits	153,105,470	113,155,355
Stockholders’ equity	17,731,988	10,449,721

Per Share Data(3)
Basic net income(2)	$.72	$.21

Diluted net income	$.70	$.21

Book value	$8.27	$7.20

Selected Other Data
Return on average assets	.85%	.31%
Return on average equity	9.31%	2.97%
Average equity to average assets	9.13%	10.47%
Net yield on average interest-earning assets	6.17%	7.58%
Average interest-earning assets to average interest-bearing liabilities	130.06%	127.16%
Ratio of non-interest expense to average total assets	2.85%	3.49%
Nonperforming assets to total assets	0.00%	.33%
Nonperforming loans to total loans	0.00%	.53%
Allowance for loan losses to total loans	1.36%	1.38%

(1)   Includes interest-earning deposits, federal funds sold, investment securities and FHLB stock.
(2)   Income per share is computed based on the weighted average number of shares outstanding during the period.
(3)   Restated to reflect the 12.5% stock dividends paid in 2002 and 2001, respectively.

MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Management’s discussion and analysis is intended to assist readers in the understanding and evaluation of the financial condition and consolidated results of operations of Crescent Financial Corporation (the “Company”). The analysis includes detailed discussions for each of the factors affecting Crescent Financial Corporation’s operating results and financial condition for the years ended December 31, 2002 and 2001. It should be read in conjunction with the audited consolidated financial statements and accompanying notes included in this report and the supplemental financial data appearing throughout this discussion and analysis.

OVERVIEW

In August 1998, a group of local business leaders announced the formation of a locally managed bank to provide the financial needs of small businesses and individuals left discouraged and poorly served by consolidation within the financial services industry. Crescent State Bank (the “Bank”) began operations four months later on December 31, 1998. Crescent Financial Corporation (the “Company”) was formed on June 29, 2001 for the purpose of becoming a bank holding company for the Bank. Upon formation, one share of the Company’s $1 par value common stock was exchanged for each of the then outstanding 1,289,527 shares of the Bank’s $5 par value common stock. The Company currently has no operations and conducts no business on its own other than owning the Bank. The formation of the Company had no impact on the operations of the Bank. The consolidated capitalization, assets, liabilities, income and expenses of the Company immediately following its formation were substantially the same as those of the Bank immediately prior to the formation.

Crescent State Bank is a North Carolina-chartered banking corporation. The primary business of the Bank is to solicit deposits and invest those funds by originating loans in its established market area. The Bank’s lending activities are oriented to the small-to-medium sized business as well as to the consumer/retail customer located in Wake and Johnston Counties. The Bank offers commercial, consumer, and mortgage lending products, as well as the ability to structure credit products to fit specialized needs. Funds are also invested, to a lesser extent, in investment securities, federal funds and interest earning accounts with correspondent banks. The deposit services offered by the Bank include small business and personal checking, savings accounts and certificates of deposit. The Bank concentrates on customer relationships in building its deposit base and competes aggressively in the area of transaction accounts. Additional sources of funding available to the Bank include borrowings from the Federal Home Loan Bank, Federal funds purchased from correspondent banks and brokered certificates of deposit.

Crescent State Bank operates three branch locations in addition to its Main Office at 1005 High House Road in Cary, NC. The Bank’s first location, which also served as the temporary corporate headquarters, is located at 1155 Kildaire Farm Road in Cary, NC. The second location at 303 South Salem Street in Apex, NC was opened in late November 1999. The corporate headquarters and Main Office on High House Road opened in April 2000. The Bank opened its fourth location in December 2000 at 315 E. Main Street in Clayton, NC. The newest banking office of Crescent State Bank will open during March 2003 at 700 Holly Springs Road in Holly Springs, NC.

The following discussion and analysis contains the consolidated financial results for the Company and the Bank for the years ended December 31, 2002 and 2001. Because the Company has no operations and conducts no business on its own other than owning Crescent State Bank, the discussion contained in this Management’s Discussion and Analysis concerns primarily the business of the Bank. However, for ease of reading and because the financial statements are presented on a consolidated basis, the Company and the Bank are collectively referred to herein as the Company unless otherwise noted.

COMPARISON OF FINANCIAL CONDITION AT DECEMBER 31, 2002 AND 2001

Total assets at December 31, 2002 increased by $52.8 million or 41% to $182.0 million compared to $129.2 million at December 31, 2001. Consistent with prior years, the Company experienced strong growth in earning assets during 2002. Total earning assets increased by 44% from $118.3 million at December 31, 2001 to $170.6 at December 31, 2002. Earning assets at December 31, 2002 consisted of $125.7 million in gross loans, $28.1 million in investment securities and Federal Home Loan Bank (FHLB) stock and $16.8 million in overnight investments. Total deposits as of December 31, 2002 increased by $39.9 million or 35% to $153.1 million compared to $113.2 million at December 31, 2001. Due primarily to its successful public offering in August 2002 stockholders’ equity increased by $7.3 million or 70% from $10.4 million at December 31, 2001 to $17.7 million at December 31, 2002.

Gross loans increased by $45.1 million or 56% during 2002 from $80.8 million as of December 31, 2001 to $125.9 million at year-end 2002. The composition of the loan portfolio, by category, as of December 31, 2002 is as follows: 42% commercial mortgage loans, 22% construction loans, 19% commercial loans, 13% home equity loans and lines of credit, 2% consumer loans and 2% residential mortgage loans. The commercial mortgage loan category experienced the most significant net growth increasing $27.2 million from $25.2 million to $52.4 million. Significant net growth in other loan categories included $7.6 million in home equity loans and lines, increasing from $8.4 million to $16.0 million, $5.4 million in commercial loans, increasing from $19.2 million to $24.6 million, and $4.1 million in construction loans, increasing from $23.4 million to $27.5 million. The residential mortgage loan and consumer loan categories experienced net increases of $704,000 and $216,000, respectively. The composition of the loan portfolio at December 31, 2001, by category, was 31% commercial mortgage loans, 29% construction loans, 24% commercial loans, 10% home equity loans and lines, 4% consumer loans and 2% residential mortgage loans.

The allowance for loan losses was $1.7 million or 1.36% of total outstanding loans at December 31, 2002 and $1.1 million or 1.38% of total outstanding loans at December 31, 2001. Despite the current economic slowdown, the credit quality of the Company’s loan portfolio remains high. At December 31, 2002, there were no non-performing loans and no loans past due for 90 days or more. There were several loans with an aggregate outstanding balance of $189,000 that were over 30 days past due as of December 31, 2002. At December 31, 2001, there was one loan in the amount of $429,000 in non-accrual status. Non-performing loans represented .53% of total outstanding loans at December 31, 2001. There were no loans past due 90 days or more and still accruing interest, and there were no other loans past due thirty days or more on December 31, 2001.

The Company had investment securities with an amortized cost of $27.6 million at December 31, 2002. All investments are accounted for as available for sale under Financial Accounting Standards Board (“FASB”) No. 115 and are presented at their fair market value of $28.3 million. The portfolio increased by $5.5 million or 24% when compared with $22.8 million at December 31, 2001. The Company’s investment in debt securities at December 31, 2002, consists of U.S. Government agency securities, collateralized mortgage obligations (CMOs), mortgage-backed securities (MBSs), and municipal bonds. Additions to the investment portfolio included $11.0 million in new securities purchases and a $360,000 increase in the portfolio’s fair market value. Activities resulting in portfolio decreases included $5.4 million in principal re-payments on CMOs and MBSs, $510,000 in bond maturities and $7,000 in net discount accretion. The Company also owned $500,000 of Federal Home Loan Bank stock at December 31, 2002 compared with $250,000 at December 31, 2001.

Federal funds sold increased by $6.4 million between December 31, 2001 and December 31, 2002 growing from $10.3 million to $16.7 million. The Company holds funds in overnight investments to provide liquidity for future loan demand and to satisfy fluctuations in deposit levels. Federal funds sold tend to increase sharply at month-end due to several real estate settlement deposit accounts maintained by bank customers. Due to the fluctuations in these deposit accounts, the month-end balance of Federal funds sold is not reflective of the normal daily level of overnight investments. The daily average balance of Federal funds sold during the month of December 2002 was $12.2 million.

Interest-earning deposits held at correspondent banks declined by approximately $4.5 million from $4.6 million at December 31, 2001 to $81,000 at December 31, 2002. The Company had owned a $3.0 million certificate of deposit with a correspondent bank that matured in February 2002. Funds held in interest-earning deposit accounts result primarily from the receipt of principal and interest from the investment portfolio. As funds accumulate, they are reinvested in investment securities.

Non-interest earning assets increased by approximately $758,000 from $11.7 million at December 31, 2001 to $12.5 million at December 31, 2002. There was a $780,000 net increase in premises and equipment over the twelve month period. New purchases amounted to $1.1 million and included a tract of land in Holly Springs, North Carolina on which the Company intends to construct a new branch facility. Depreciation of new and existing fixed assets was approximately $308,000 for the year. The Company’s net deferred tax assets increased $444,000 during the year primarily as a result of the decrease in the valuation allowance associated with those assets. This valuation allowance was released during the year because management determined that the realization of the Company’s deferred tax assets was more likely than not. Non-interest bearing cash due from banks declined by $634,000 during the twelve month period from December 31, 2001 to December 31, 2002. Cash due from banks includes amounts represented by checks in the process of being collected through the Federal Reserve payment system. Funds represented by these checks were not yet collected and therefore could not be invested overnight. For more details regarding the increase in cash and cash equivalents, see the Consolidated Statements of Cash Flows.

Total deposits increased by $39.9 million between December 31, 2001 and December 31, 2002 from $113.2 million to $153.1 million. Interest-bearing deposits increased by $26.7 million between December 31, 2001 and December 31, 2002 with time deposits growing by $19.1 million, interest-bearing demand deposits by $6.8 million and statement savings by $753,000. The money market category experienced a net decrease of $2.8 million during the twelve month period ended December 31, 2002. The introduction of a high yielding, relationship-based interest bearing transaction account has caused existing customers to shift funds from the money market category to the interest-bearing demand category. Non-interest bearing demand deposits increased by $13.2 million from $27.1 million on December 31, 2001 to $40.3 million on December 31, 2002.

The Bank maintains a number of deposit relationships with real estate settlement attorneys. The nature of the settlement attorneys’ business dictates that cash flows into their deposit accounts prior to settling a real estate transaction and flows out following the transaction. The majority of real estate transactions tend to occur during the end of each month. At December 31, 2002, aggregate balances in the real estate settlement deposit accounts were approximately $31.5 million compared to $21.5 million at December 31, 2001. Of the $21.5 million in balances at December 31, 2001, $8.9 million was interest bearing and $12.6 million was non-interest bearing. At December 31, 2002, $9.7 million was interest bearing and $21.8 million was non-interest bearing. The average aggregate monthly balances in these types of accounts were approximately $22.2 million and $11.7 million for December 31, 2002 and December 31, 2001, respectively. Excluding the temporary, month-end effect of the real estate settlement deposit accounts, total deposits at December 31, 2002 would have been $143.8 million and $103.3 million at December 31, 2001.

The composition of the deposit base, by category, at December 31, 2002 was 43% time deposits, 26% non-interest-bearing demand deposits, 18% interest-bearing demand deposits, 12% money market and 1% statement savings. The composition of the deposit base, by category, at December 31, 2001 was 41% time deposits, 24% non-interest-bearing demand deposits, 18% money market, 16% interest-bearing demand deposits and 1% statement savings. Time deposits of $100,000 or more totaled $34.0 million at December 31, 2002 compared to $21.6 million at December 31, 2001. During 2002, the Company began to use brokered certificates of deposit as an alternative funding source. Brokered deposits represent a source of fixed rate funds priced at or below rates being offered in our local marketplace. Additionally, brokered deposits do not need to be collateralized like Federal Home Loan Bank borrowings. The Company expects to utilize the brokered deposit market in the future. Brokered deposits at December 31, 2002 were $10.9 million. There were no brokered deposits at December 31, 2001.

At December 31, 2002, the Company had $10.0 million of Federal Home Loan Bank borrowings compared to $5.0 million at December 31, 2001. The total borrowings are comprised of two $5.0 million advances. The first advance contract was entered into on July 6, 2001 and has a final maturity of July 6, 2011. The advance carries a fixed interest rate of 4.44% and is continuously convertible every three months after July 7, 2003 to a variable rate of interest equal to the three month London Inter-Bank Offering Rate (“LIBOR”). The second advance contract was entered into on July 16, 2002 and has a final maturity of July 16, 2012. The advance carries a fixed interest rate of 3.84% and can be converted every three months after July 16, 2003 to a variable rate of interest equal to the three month LIBOR only if the three month LIBOR rate, just prior to a reset date, is greater than or equal to 7.0%.

Accrued expenses and other liabilities increased by $598,000 to $1.2 million at December 31, 2002 compared with $569,000 at December 31, 2001. This increase resulted primarily from an increase in income taxes payable of $428,000.

Between December 31, 2001 and December 31, 2002, total stockholders’ equity rose by $7.3 million. During August 2002, the Company successfully raised net proceeds of $5.8 million through a public offering. An additional 690,000 shares of common stock were sold at $9.25 per share generating gross proceeds of $6.4 million. Expenses associated with raising the additional capital amounted to $550,000. The remaining $1.5 million increase resulted from net income for the year of $1.2 million and a $221,000 net increase in the unrealized gain on investments available for sale.

COMPARISON OF RESULTS OF OPERATIONS FOR THE YEARS ENDED
DECEMBER 31, 2002 AND 2001

Net Income. Net income for the year ended December 31, 2002 was $1.2 million or $.72 per basic share and $.70 per diluted share compared with net income of $307,000 or $.21 per basic and diluted share for the year ended December 31, 2001. The 2001 per share data has been adjusted for the 9-for-8 stock split effected as a stock dividend payable on April 15, 2002 to shareholders of record on March 15, 2002. Annualized return on average assets was .85% and .31% for the years ended December 31, 2002 and 2001, respectively. Return on average equity for the current period was 9.31% compared to 2.97% for the prior period.

Earnings for the year ended December 31, 2002 were positively impacted by strong growth in average earning assets and non-interest income. Earnings were tempered by an increase in the provision for loan losses due to strong loan growth and an increase in non-interest expenses incurred to support the growing loan and deposit base.

Net Interest Income. Net interest income increased by $1.6 million or 43% from $3.8 million for the year ended December 31, 2001 to $5.4 million for the year ended December 31, 2002. Net interest income for 2002 benefited from strong interest earning asset growth. The total potential impact of that growth was somewhat mitigated by lower yields earned on those assets during 2002 compared to yields of the prior year. Despite an improvement in the spread between the yield on earning assets and the cost of interest-bearing liabilities, the increased reliance on interest-bearing liabilities to fund earning assets resulted in a decline in the net interest margin for the twelve month period ended December 31, 2002.

Net interest margin is interest income earned on loans, securities and other earning assets, less interest expense paid on deposits and borrowings, expressed as a percentage of total average earning assets. The net interest margin for the year ended December 31, 2002 was 3.87% compared to 3.98% for the year ended December 31, 2001. The average yield on earning assets for the period declined 141 basis points to 6.17% compared with 7.58% for the prior year period, while the average cost of interest-bearing funds decreased by 158 basis points to 2.99% from 4.57%. During 2001, the Federal Reserve Open Market Committee (“FOMC”) reduced short-

term interest rates eleven times for a total of 475 basis points. Because a significant portion of earning assets such as certain loans and short-term investments are tied to index rates, including the prime lending rate and the Federal funds rate, the yield on average earning assets declined at the time of the rate reductions. Interest rates on a significant portion of interest-bearing liabilities such as certificates of deposits and borrowings are fixed until maturity. During the relatively stable interest rate environment of 2002, the Company experienced a greater reduction in the cost of interest-bearing funds as those liabilities matured and were priced to current market rates. As a result, the interest rate spread, which is the difference between the average yield on earning assets and the cost of interest-bearing funds, increased by 17 basis points from 3.01% for 2001 to 3.18% for 2002. Despite the spread increase, the net interest margin declined due to an increasing reliance on interest-bearing liabilities to fund earning assets. The percentage of average earning assets to average interest-bearing liabilities increased from 127.16% in 2001 to 130.06% in 2002.

Total average earning assets increased $44.1 million or 47% from an average of $94.5 million for the year ended December 31, 2001 to an average of $138.6 million for the year ended December 31, 2002. Average loans outstanding grew $38.6 million or 59% from $65.9 million for 2001 to $104.5 million for 2002. The average balance of the investment securities portfolio for 2002 was $24.6 million increasing by $6.4 million or 35% compared to an average of $18.2 million for 2001. The average balance of Federal funds sold and other earning assets declined from $10.4 million during 2001 to $9.5 million in 2002.

Total interest income increased by $1.4 million for 2002 compared to 2001. This increase was the net result of a $3.1 million increase in interest income due to earning assets growth and a $1.7 million decrease in interest income due to the decline in yield. Total interest expense experienced a net decrease of $212,000. Interest expense declined by $1.4 million due to the lower interest rate environment and increased by $1.2 million due to growth in interest-bearing funds.

Provision for Loan Losses. The Company’s provision for loan losses for 2002 was $689,000 compared to $502,000 recorded for 2001. The $187,000 increase in the loan loss provision is principally due to higher loan growth during 2002 compared to 2001. Total loans outstanding increased by $45.1 million during 2002 compared to $32.2 million in 2001. The allowance for loan losses was $1.7 million at December 31, 2002, representing 1.36% of total outstanding loans. Provisions for loan losses are charged to income to bring the allowance for loan losses to a level deemed appropriate by management based on factors discussed under “Analysis of Allowance for Loan Losses.”

Non-Interest Income. For the year ended December 31, 2002, non-interest income was $768,000 compared to $489,000 for 2001. The largest components of non-interest income in 2002 were $315,000 in customer service charges, $226,000 in mortgage loan origination fees, and $126,000 in service charges and fees on deposit accounts. The Company also recognized a $14,000 gain on the sale of real estate acquired in a loan foreclosure. See the Non-Performing Asset section for details. Management expects the level of other non-interest income to increase with the volume of deposit accounts and with the introduction of new products such as investment services.

Non-Interest Expenses. The Company incurred $4.1 million in non-interest expenses for the year ended December 31, 2002 compared with $3.4 million in the prior year. The largest components of non-interest expense for the year ended December 31, 2002 were personnel expense, occupancy expense, professional fees, and data processing expense.

Salaries and benefits expense was $2.1 million for the year ended December 31, 2002, representing a $385,000 or 23% increase over the $1.7 million recorded for the prior year. The Company continued to add support personnel during the year to accommodate the high rate of asset growth. Management anticipates personnel expense to continue to increase as opportunities to hire quality employees present themselves and employees are hired to staff the new office in Holly Springs, North Carolina.

Occupancy expenses amounted to $801,000 for 2002, reflecting a $35,000 or 5% increase over the $766,000 reported for 2001. Management believes that occupancy expenses will increase in the near-term as the Company pursues growth in accordance with its strategic plan.

Expenses related to professional fees and services increased by 13% or $36,000 from $246,000 in 2001 to $282,000 in 2002. The largest components of professional fees and services were directors’ fees, legal expenses, and accounting and audit expenses. Management expects that as the organization grows in complexity, expenses for professional services will increase.

Data processing expenses were $271,000 for the year ended December 31, 2002 compared with $206,000 for the prior year. The $66,000 or 32% increase was due to growth in account volumes, contractual increases in data processing costs, and the installation of back-up data lines to provide for business continuity in the face of adverse environmental conditions. Because data processing expense is tied closely to transaction and account volumes, these expenses should increase as the Company continues to grow.

For the year ended December 31, 2002, all other non-interest expenses increased by $164,000 to $690,000 compared with $526,000 for the prior year. The increase was primarily as a result of the Company’s continued growth. The largest components of other non-interest expenses include office supplies and printing, advertising, and loan related fees. Management expects that as the Company continues to expand, expenses associated with these categories will increase.

Provision for Income Taxes. The Company’s provision for income taxes was $94,000 and $0 for the years ended December 31, 2002 and 2001, respectively. During 2001, the Company maintained a valuation allowance for a significant portion of the deferred tax assets generated before the Company became profitable. The release of a portion of this allowance during 2001 resulted in the Company’s provision for income taxes of $0 during that year. In 2002, the Company determined that it was more likely than not that future tax benefits would be derived from their net deferred tax assets; therefore, the valuation allowance at December 31, 2001 of $396,000 was released and had the effect of reducing the Company’s provision for income taxes from $490,000 to $94,000.

NET INTEREST INCOME

Net interest income represents the difference between income derived from interest-earning assets and interest expense incurred on interest-bearing liabilities. Net interest income is affected by both (1) the difference between the rates of interest earned on interest-earning assets and the rates paid on interest-bearing liabilities (“interest rate spread”) and (2) the relative amounts of interest-earning assets and interest-bearing liabilities (“net interest-earning balance”). The following table sets forth information relating to average balances of the Company’s assets and liabilities for the years ended December 31, 2002 and 2001. The table reflects the average yield on interest-earning assets and the average cost of interest-bearing liabilities (derived by dividing income or expense by the daily average balance of interest-earning assets or interest-bearing liabilities, respectively) as well as the net interest margin. In preparing the table, non-accrual loans are included in the average loan balance.

	For the Twelve-Months Ended December 31,

	2002			2001

	Average Balance	Interest	Average Yield/Cost	Average Balance	Interest	Average Yield/Cost

	(Dollars in thousands)
Interest-earnings assets
Loan portfolio	$104,519	$6,944	6.64%	$65,906	$5,548	8.42%
Investment securities	24,612	1,443	5.86%	18,245	1,140	6.25%
Fed funds and other interest-earning assets	9,522	169	1.77%	10,389	475	4.57%

Total interest-earning assets	138,653	8,556	6.17%	94,540	7,163	7.58%
Noninterest-bearing assets	5,830			4,186

Total assets	$144,483			$98,726

Interest-bearing liabilities
Interest-bearing NOW	$19,668	316	1.61%	$9,146	83	0.91%
Money market and savings	20,534	376	1.83%	18,157	634	3.49%
Time deposits	58,845	2,177	3.70%	44,440	2,568	5.78%
Borrowings	7,563	320	4.23%	2,607	116	4.45%

Total interest-bearing liabilities	106,610	3,189	2.99%	74,350	3,401	4.57%
Other liabilities	24,680			14,041

Total Liabilities	131,290			88,391
Stockholders’ equity	13,193			10,335

Total liabilities & stockholders’ equity	$144,483			$98,726

Net interest income		$5,367			$3,762

Interest rate spread			3.18%			3.01%

Net interest-margin			3.87%			3.98%

Percentage of average interest-earning assets to average interest-bearing liabilities			130.06%			127.16%

VOLUME/RATE VARIANCE ANALYSIS

The following table analyzes the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities. The table distinguishes between (i) changes attributable to volume (changes in volume multiplied by the prior period’s rate), (ii) changes attributable to rate (changes in rate multiplied by the prior period’s volume), and (iii) net change (the sum of the previous columns). The change attributable to both rate and volume (changes in rate multiplied by changes in volume) has been allocated equally to both the changes attributable to volume and the changes attributable to rate.

	Twelve Months Ended December 31,			Twelve Months Ended December 31,
	2002 vs. 2001			2001 vs. 2000
	(in Thousands)			(in Thousands)

	Increase (Decrease) Due to			Increase (Decrease) Due to

	Volume	Rate	Total	Volume	Rate	Total

Interest Income
Loan portfolio	$2,750	$(1,354)	$1,396	$2,802	$(384)	$2,418
Investment securities	378	(75)	303	295	11	306
Fed funds and other interest-earning assets	(38)	(268)	(306)	370	(27)	343

Total interest income	3,090	(1,697)	1,393	3,467	(400)	3,067

Interest Expense
Deposits
Interest-bearing NOW	315	(82)	233	38	(10)	28
Money market and savings	74	(332)	(258)	201	(78)	123
Time deposits	691	(1,082)	(391)	1,439	(71)	1,368
Borrowings	211	(7)	204	100	(4)	96

Total interest expense	1,291	(1,503)	(212)	1,778	(163)	1,615

Net interest income	$1,799	$(194)	$1,605	$1,689	$(237)	$1,452

NONPERFORMING ASSETS

Our financial statements are prepared on the accrual basis of accounting, including the recognition of interest income on loans, unless we place a loan in nonaccrual basis. We account for loans on a nonaccrual basis when we have serious doubts about the collectibility of principal or interest. Generally, our policy is to place a loan in nonaccrual status when the loan becomes past due 90 days. We also place loans in nonaccrual status in cases where we are uncertain whether the borrower can satisfy the contractual terms of the loan agreement. Amounts received on nonaccrual loans generally are applied first to principal and then to interest only after all principal has been collected. Restructured loans are those for which concessions, including the reduction of interest rates below a rate otherwise available to that borrower or the deferral of interest or principal have been granted due to the borrower’s weakened financial condition. We accrue interest on restructured loans at the restructured rates when we anticipate that no loss of original principal will occur. Potential problem loans are loans which are currently performing and are not included in nonaccrual or restructured loans above, but about which we have serious doubts as to the borrower’s ability to comply with present repayment terms. These loans are likely to be included later in nonaccrual, past due or restructured loans, so they are considered by our management in assessing the adequacy of our allowance for loan losses. At December 31, 2002, we had identified six loans as potential problem loans with an aggregate balance of $254,000. Three of these loans totaling $5,000 are unsecured and the potential loss could be $5,000. Three loans totaling $249,000 are partially collateralized, and the potential loss could be in the range of $30,000 to $50,000.

The table sets forth, for the period indicated, information about our nonaccrual loans, restructured loans, total nonperforming loans (nonaccrual loans plus restructured loans), and total nonperforming assets.

	At December 31,

	2002	2001

	(Dollars in thousands)
Nonaccrual loans	$—	$429
Restructured loans	—	—

Total nonperforming loans	—	429

Real estate owned	—	—

Total nonperforming assets	$—	$429

Accruing loans past due 90 days or more	$—	$—
Allowance for loan losses	1,711	1,116
Nonperforming loans to period end loans	0.00%	0.53%
Allowance for loan losses to period end loans	1.36%	1.38%
Allowance for loan losses to nonperforming loans	0.00%	260.14%
Nonperforming assets to total assets	0.00%	0.33%

The $429,000 in non-performing assets at December 31, 2001 consisted of one loan secured by five townhouse units. After receiving a loan pay down due to the sale of one unit in late January 2002, the Bank foreclosed on the property. The loan balance was $341,000 at foreclosure. The remaining units were sold between February and August 2002 and a gain of $14,000 was recognized on the disposal of foreclosed assets.

There were no nonaccrual loans at December 31, 2002. Interest foregone on loans in nonaccrual status during 2002 was approximately $9,000. At December 31, 2001, there was one loan in the amount of $429,000 in nonaccrual status. The nonaccrual loan represented .53% of total outstanding loans at December 31, 2001 and .33% of total assets. Interest foregone on the nonaccrual loan was approximately $11,000 for the year ended December 31, 2001.

ANALYSIS OF ALLOWANCE FOR LOAN LOSSES

The allowance for loan losses is established through periodic charges to earnings in the form of a provision for loan losses. Increases to the allowance for loan losses occur as a result of provisions charged to operations and recoveries of amounts previously charged-off, and decreases to the allowance occur when loans are charged-off. Management evaluates the adequacy of our allowance for loan losses on a monthly basis. The evaluation of the adequacy of the allowance for loan losses involves the consideration of loan growth, loan portfolio composition and industry diversification, historical loan loss experience, current delinquency levels, adverse conditions that might affect a borrower’s ability to repay the loan, estimated value of underlying collateral, prevailing economic conditions and all other relevant factors derived from the Company’s limited history of operations. Because of our limited history, we also consider the loss experience history and allowance ratios of other similar community banks and the knowledge and expertise obtained by management and senior lending officers from prior years experience at former institutions. Additionally, as an important component of their periodic examination process, regulatory agencies review the allowance for loan losses and may require additional provisions based on judgments that differ from those of management.

The Company uses an internal grading system to assign the degree of inherent risk on each individual loan. The grade is initially assigned by the lending officer and reviewed by the Credit Administration function. The internal grading system is reviewed and tested periodically by an independent third party credit review firm. The testing process involves the evaluation of a sample of new loans, loans having been identified as possessing potential weakness in credit quality, past due loans and nonaccrual loans to determine the ongoing effectiveness of the internal grading system. The loan grading system is used to assess the adequacy of the allowance for loan losses.

Management has developed a model for determining the allowance for loan losses. The model distinguishes between loans that will be evaluated as a group by loan category and those loans to be evaluated individually. Using the various evaluation factors mentioned above, management predetermined allowance percentages for each major loan category. Loans that exhibit an acceptable level of risk per the internal loan grading system are grouped by loan category and multiplied by the associated allowance percentage to determine an adequate level of allowance for loan losses.

Based on the loan grading system, management maintains an internally classified watch list. Loans classified as watch list credits, and those loans that are not watch list credits but possess other characteristics which, in the opinion of management, suggest a higher degree of inherent risk, are evaluated individually, by loan category, using higher allowance percentages. Using the data gathered during the monthly evaluation process, the model calculates an acceptable range for allowance for loan losses. Management and the Board of Directors are responsible for determining the appropriate level of the allowance for loan losses within that range.

The primary reason for increases to the allowance for loan losses has been growth in total outstanding loans; however, there were other factors influencing the provision. For the year ended December 31, 2002, the Company charged-off $95,000 in loans or .09% of average loans outstanding compared with $17,000 loan charge-offs or .03% of average outstanding loans for the prior year. The increase in charge-offs was a factor contributing to the increased provision for loan losses in the current year compared with the prior year. The allowance for loan losses at December 31, 2002 was $1.7 million or 1.36% of total outstanding loans compared with $1.1 million or 1.38% of total outstanding loans and 260% of non-performing loans at December 31, 2001.

The allowance for loan losses represents management’s estimate of an amount adequate to provide for known and inherent losses in the loan portfolio in the normal course of business. While management believes the methodology used to establish the allowance for loan losses incorporates the best information available at the time, future adjustments to the level of the allowance may be necessary and the results of operations could be adversely affected should circumstances differ substantially from the assumptions initially used. We believe that the allowance for loan losses was established in conformity with generally accepted accounting principles; however, there can be no assurances that the regulatory agencies, after reviewing the loan portfolio, will not require management to increase the level of the allowance. Likewise, there can be no assurance that the existing allowance for loan losses is adequate should there be deterioration in the quality of any loans or changes in any of the factors discussed above. Any increases in the provision for loan losses resulting from such deterioration or change in condition could adversely affect the financial condition of the Company and results of its operations.

The following table describes the allocation of the allowance for loan losses among various categories of loans for the dates indicated.

Allocation of Allowance for Loan Losses
	At December 31,

	2002		2001

	Amount	% of Total Loans (1)	Amount	% of Total Loans (1)

	(Dollars in thousands)
Residential real estate loans	$9	1.84%	$5	2.00%
Home equity loans and lines	88	12.75%	40	10.43%
Commercial mortgage loans	584	41.59%	312	31.31%
Construction loans	435	21.84%	387	28.71%
Commercial and industrial loans	518	19.54%	306	24.01%
Loans to individuals	77	2.44%	66	3.54%

Total allowance	$1,711	100.00%	$1,116	100.00%

   (1)    Represents total of all outstanding loans in each category as a percent of total loans outstanding

The following table presents information regarding changes in the allowance for loan losses for the years indicated:

Changes in Allowance for Loan Losses
	For the Year Ended December 31,

	2002	2001

	(Dollars in thousands)
Balance at the beginning of the year	$1,116	$630
Charge-offs:
Commercial and industrial loans	21	13
Loans to individuals	74	4

Total charge-offs	95	17

Recoveries:
Commercial and industrial loans	1	—

Net charge-offs	94	17

Provision for loan losses	689	503

Balance at the end of the year	$1,711	$1,116

Total loans outstanding at year-end	$125,917	$80,768

Average loans outstanding for the year	$104,519	$65,906
Allowance for loan losses to total loans outstanding	1.36%	1.38%

LIQUIDITY AND CAPITAL RESOURCES

Maintaining adequate liquidity while managing interest rate risk is the primary goal of the Company’s asset and liability management strategy. Liquidity is the ability to fund the needs of the Company’s borrowers and depositors, pay operating expenses, and meet regulatory liquidity requirements. Maturing investments, loan and mortgage-backed securities principal repayments, deposit growth, the brokered deposit market, and borrowings from the Federal Home Loan Bank are presently the main sources of the Company’s liquidity. The Company’s primary uses of liquidity are to fund loans and to make investments.

Because of our continued growth, we have maintained a relatively high level of liquidity. As of December 31, 2002, liquid assets (cash and due from banks, interest-earning deposits with banks, federal funds sold and investment securities available for sale) were approximately $54.5 million, which represents 30% of total assets and 36% of total deposits. Supplementing this liquidity, the Company has available lines of credit from various correspondent banks of approximately $32.8 million. At December 31, 2002, outstanding commitments for undisbursed lines of credit and letters of credit amounted to $30.3 million. Management believes that the combined aggregate liquidity position of the Company is sufficient to meet the funding requirements of loan demand and deposit maturities and withdrawals in the near term. Certificates of deposit represented 42% of the Company’s total deposits at December 31, 2002. The Company’s growth strategy will include efforts focused at increasing the relative volume of transaction deposit accounts. Certificates of deposit of $100,000 or more represented 22% of the Company’s total deposits at year-end. While these deposits are generally considered rate sensitive and the Company will need to pay competitive rates to retain these deposits at maturity, there are other subjective factors that will determine the Company’s continued retention of those deposits.

Under federal capital regulations, Crescent State Bank must satisfy certain minimum leverage ratio requirements and risk-based capital requirements. At December 31, 2002, the Bank’s equity to asset ratio was 9.74%. All capital ratios place the Bank in excess of the minimum required to be deemed a well-capitalized bank by regulatory measures. The Bank’s ratio of Tier I capital to risk-weighted assets at December 31, 2002 was 8.81%.

ASSET/LIABILITY MANAGEMENT

The Company’s asset/liability management, or interest rate risk management, program is focused primarily on evaluating and managing the composition of its assets and liabilities in view of various interest rate scenarios. Factors beyond the Company’s control, such as market interest rates and competition, may also have an impact on the Company’s interest income and interest expense.

In the absence of other factors, the yield or return associated with the Company’s earning assets generally will increase from existing levels when interest rates rise over an extended period of time and, conversely, interest income will decrease when interest rates decline. In general, interest expense will increase when interest rates rise over an extended period of time and, conversely, interest expense will decrease when interest rates decline.

Interest Rate Gap Analysis. As a part of its interest rate risk management policy, the Company calculates an interest rate “gap.” Interest rate “gap” analysis is a common, though imperfect, measure of interest rate risk, which measures the relative dollar amounts of interest-earning assets and interest-bearing liabilities which reprice within a specific time period, either through maturity or rate adjustment. The “gap” is the difference between the amounts of such assets and liabilities that are subject to repricing. A “positive” gap for a given period means that the amount of interest-earning assets maturing or otherwise repricing within that period exceeds the amount of interest-bearing liabilities maturing or otherwise repricing within the same period. Accordingly, in a declining interest rate environment, an institution with a positive gap would generally be expected, absent the effects of other factors, to experience a decrease in the yield on its assets greater than the decrease in the cost of its liabilities and its net interest income should be negatively affected. Conversely, the yield on its assets for an institution with a positive gap would generally be expected to increase more quickly than the cost of funds in a rising interest rate environment, and such institution’s net interest income generally would be expected to be positively affected by rising interest rates. Changes in interest rates generally have the opposite effect on an institution with a “negative gap.”

The table below sets forth the amounts of interest-earning assets and interest-bearing liabilities outstanding at December 31, 2002 that are projected to reprice or mature in each of the future time periods shown. Except as stated below, the amounts of assets and liabilities shown which reprice or mature within a particular period were determined in accordance with the contractual terms of the assets or liabilities. Loans with adjustable rates are shown as being due at the end of the next upcoming adjustment period. Money market deposit accounts and negotiable order of withdrawal or other transaction accounts are assumed to be subject to immediate repricing and depositor availability and have been placed in the shortest period. In making the gap computations, none of the assumptions sometimes made regarding prepayment rates and deposit decay rates have been used for any interest-earning assets or interest-bearing liabilities. In addition, the table does not reflect scheduled principal payments that will be received throughout the lives of the loans or investments. The interest rate sensitivity of the Company’s assets and liabilities illustrated in the following table would vary substantially if different assumptions were used or if actual experience differs from that indicated by such assumptions.

	Terms to Repricing at December 31, 2002

	1 Year or Less	More Than 1 Year to 3 Years	More Than 3 Years to 5 Years	More Than 5 Years	Total

	(Dollars in thousands)

INTEREST-EARNING ASSETS:
Loans receivable:
Commercial mortgage loans	$26,453	$15,054	$8,046	$2,808	$52,361
Residential mortgage loans	924	1,206	146	43	2,319
Construction and development	27,503	—	—	—	27,503
Commercial and industrial loans	17,388	4,280	2,321	692	24,681
Home equity lines and loans	15,666	270	116	—	16,052
Loans to individuals	1,469	873	659	—	3,001
Interest-earning deposits with banks	81	—	—	—	81
Federal funds sold	16,691	—	—	—	16,691
Investment securities available for sale	5,499	7,249	4,835	10,704	28,287
Federal Home Loan Bank stock	500	—	—	—	500

Total interest-earning assets	$112,174	$28,932	$16,123	$14,247	$171,476

INTEREST-BEARING LIABILITIES:
Deposits:
Money market, NOW and savings	$47,520	$—	$—	$—	$47,520
Time	43,869	13,136	8,241	—	65,246
Borrowings	—	—	—	10,000	10,000

Total interest-bearing liabilities	$91,389	$13,136	$8,241	$10,000	$122,766

INTEREST SENSITIVITY GAP PER PERIOD	$20,785	$15,796	$7,882	$4,247	$48,710

CUMULATIVE INTEREST SENSITIVITY GAP	$20,785	$36,581	$44,463	$48,710	$48,710

CUMULATIVE GAP AS A PERCENTAGE OF TOTAL INTEREST-EARNING ASSETS	12.12%	21.33%	25.93%	28.41%	28.41%

CUMULATIVE INTEREST-EARNING ASSETS AS A PERCENTAGE OF CUMULATIVE INTEREST-BEARING LIABILITIES	122.74%	135.00%	139.43%	139.68%	139.68%

The following table presents at December 31, 2002 (i) the aggregate maturities of loans in the named categories of our loan portfolio and (ii) the aggregate amounts of such loans, by variable and fixed rates, that mature after one year:

	Within 1 Year	1-5 Years	After 5 Years Years	Total

	(In thousands)

Residential mortgage	$498	$1,778	$43	$2,319
Commercial mortgage	862	47,841	3,658	52,361
Construction, acquisition and development	20,535	6,968	—	27,503
Commercial and industrial	11,778	11,543	1,360	24,681
Home equity lines and loans	189	386	15,477	16,052
Individuals	772	2,229	—	3,001

Total	$34,634	$70,745	$20,538	$125,917

Fixed rate loans				$38,164
Variable rate loans				53,119

				$91,283

CRITICAL ACCOUNTING POLICY

The Company’s most significant critical accounting policy is the determination of its allowance for loan losses. A critical accounting policy is one that is both very important to the portrayal of the Company’s financial condition and results, and requires management’s most difficult, subjective or complex judgments. What makes these judgments difficult, subjective and/or complex is the need to make estimates about the effects of matters that are inherently uncertain. Refer to the discussion within Analysis of Allowance for Loan Losses for more information.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

In the normal course of business there are various outstanding contractual obligations of the Company that will require future cash outflows. In addition, there are commitments and contingent liabilities, such as commitments to extend credit that may or may not require future cash outflows. The following table reflects contractual obligations of the Company outstanding as of December 31, 2002.

	Payments Due by Period

Contractual Obligations	Total	On Demand or Within 1 Year	2-3 Years	4-5 Years	After 5 Years

	(In thousands)

Borrowings	$10,000	$—	$—	$—	$10,000
Lease obligations	5,224	311	622	507	3,784
Deposits	65,246	43,869	13,136	8,241	—

Total contractual cash obligations	$80,470	$44,180	$13,758	$8,748	$13,784

The following table reflects other commitments of the Company outstanding as of December 31, 2002.

	Amount of Commitment Expiration Per Period

Other Commitments	Total Amounts Committed	Within 1 Year	2-3 Years	4-5 Years	After 5 Years

	(In thousands)

Undisbursed equity lines of credit	$13,613	$—	$—	$—	$13,613
Commitments to extend credit	16,276	10,832	4,112	—	1,332
Financial standby letters of credit	438	438	—	—	—
Commitments to build	568	568	—	—	—

Total other commitments	$30,895	$11,838	$4,112	$—	$14,945

FORWARD-LOOKING INFORMATION

This annual report contains certain forward-looking statements consisting of estimates with respect to the financial condition, results of operations and other business of Crescent Financial Corporation that are subject to various factors which could cause actual results to differ materially from those estimates. Factors that could influence the estimates include changes in national, regional and local market conditions, legislative and regulatory conditions, and the interest rate environment.

INDEPENDENT AUDITORS’ REPORT

To the Stockholders and the Board of Directors
Crescent Financial Corporation
Cary, North Carolina

We have audited the accompanying consolidated balance sheets of Crescent Financial Corporation and subsidiary as of December 31, 2002 and 2001, and the related consolidated statements of operations, changes in stockholders’ equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Crescent Financial Corporation and subsidiary at December 31, 2002 and 2001 and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ DIXON ODOM PLLC
Sanford, North Carolina January 31, 2003

CRESCENT FINANCIAL CORPORATION AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS
December 31, 2002 and 2001

	2002	2001

ASSETS
Cash and due from banks	$9,460,820	$10,094,763
Interest-earning deposits with banks	80,592	4,589,086
Federal funds sold	16,691,000	10,319,000
Investment securities available for sale (Note C)	28,287,395	22,832,741

Loans (Note D)	125,672,941	80,573,537
Allowance for loan losses	(1,711,300)	(1,115,800)

NET LOANS	123,961,641	79,457,737

Accrued interest receivable	551,799	513,064
Federal Home Loan Bank stock, at cost	500,000	250,000
Premises and equipment (Note E)	1,630,865	851,361
Other assets	840,816	266,692

TOTAL ASSETS	$182,004,928	$129,174,444

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits:
Demand	$40,338,729	$27,121,961
Savings	1,435,539	682,803
Money market and NOW	46,084,969	39,251,263
Time (Note F)	65,246,233	46,099,328

TOTAL DEPOSITS	153,105,470	113,155,355

Federal Home Loan Bank advances (Note G)	10,000,000	5,000,000
Accrued expenses and other liabilities	1,167,470	569,368

TOTAL LIABILITIES	164,272,940	118,724,723

Stockholders’ Equity (Note L)
Common stock, $1 par value, 20,000,000 shares authorized; 2,143,249 shares and 1,289,527 shares issued and outstanding	2,143,249	1,289,527
Additional paid-in capital	14,604,591	9,625,506
Retained earnings (deficit)	575,267	(652,891)
Accumulated other comprehensive income	408,881	187,579

TOTAL STOCKHOLDERS’ EQUITY	17,731,988	10,449,721

Commitments (Notes H and M)

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$182,004,928	$129,174,444

See accompanying notes.

CRESCENT FINANCIAL CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF OPERATIONS
Years Ended December 31, 2002 and 2001

	2002	2001

INTEREST AND FEE INCOME
Loans	$6,943,890	$5,548,384
Investment securities available for sale	1,443,327	1,139,874
Interest-earning deposits with banks	27,925	175,404
Federal funds sold	140,713	299,490

TOTAL INTEREST AND FEE INCOME	8,555,855	7,163,152

INTEREST EXPENSE
Money market, NOW and savings deposits	691,791	717,090
Time deposits	2,176,685	2,567,602
Borrowings	320,168	116,773

TOTAL INTEREST EXPENSE	3,188,644	3,401,465

NET INTEREST INCOME	5,367,211	3,761,687

PROVISION FOR LOAN LOSSES (Note D)	689,024	502,498

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	4,678,187	3,259,189

NON-INTEREST INCOME (Note J)	767,700	489,402

NON-INTEREST EXPENSE
Salaries and employee benefits	2,082,952	1,698,205
Occupancy and equipment	801,216	765,827
Other (Note J)	1,239,958	977,571

TOTAL NON-INTEREST EXPENSE	4,124,126	3,441,603

INCOME BEFORE INCOME TAXES	1,321,761	306,988

INCOME TAXES (Note I)	93,603	—

NET INCOME	$1,228,158	$306,988

NET INCOME PER COMMON SHARE
Basic	$.72	$.21

Diluted	$.70	$.21

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING
Basic	1,705,052	1,450,718

Diluted	1,754,268	1,450,718

See accompanying notes.

CRESCENT FINANCIAL CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
Years Ended December 31, 2002 and 2001

	Common stock

	Shares	Amount	Additional paid-in capital	Retained earnings (deficit)	Accumulated other comprehensive income	Total equity

Balance at December 31, 2000	1,146,246	$5,731,230	$5,183,801	$(959,879)	$38,895	$9,994,047

Comprehensive income:
Net income	—	—	—	306,988	—	306,988
Unrealized holding gains on available-for-sale securities, net	—	—	—	—	148,684	148,684

Total comprehensive income						455,672

Formation of Crescent Financial Corporation (Note A)	—	(5,158,108)	5,158,108	—	—	—

Common stock issued pursuant to:
Sale of common stock	462	2,310	1,846	—	—	4,156

Twelve and one/half percent stock split effected in the form of a stock dividend with cash paid for fractional shares	142,819	714,095	(718,249)	—	—	(4,154)

Balance at December 31, 2001	1,289,527	1,289,527	9,625,506	(652,891)	187,579	10,449,721

Comprehensive income:
Net income	—	—	—	1,228,158	—	1,228,158
Unrealized holding gains on available-for-sale securities, net	—	—	—	—	221,302	221,302

Total comprehensive income						1,449,460

Common stock issued pursuant to:
Sale of common stock	690,412	690,412	5,126,932	—	—	5,817,344

Stock options exercised	2,531	2,531	17,464	—	—	19,995

Twelve and one/half percent stock split effected in the form of a stock dividend with cash paid for fractional shares	160,779	(160,779)	(165,311)	—	—	(4,532)

Balance at December 31, 2002	2,143,249	$2,143,249	$14,604,591	$575,267	$408,881	$17,731,988

See accompanying notes.

CRESCENT FINANCIAL CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2002 and 2001

	2002	2001

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$1,228,158	$306,988
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	308,872	296,370
Provision for loan losses	689,024	502,498
Deferred income taxes	(582,981)	(161,920)
Gain on sale of investment securities available for sale	—	(48,664)
Gain on disposition of assets	(14,916)	—
Change in assets and liabilities:
Increase in accrued interest receivable	(38,735)	(130,138)
Increase in other assets	(129,976)	(20,416)
Increase in accrued expenses and other liabilities	598,102	245,665

Net cash provided by operating activities	2,057,548	990,383

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of investment securities available for sale	(10,976,162)	(16,717,736)
Proceeds from maturities and repayments of investment securities available for sale	5,888,659	3,235,607
Proceeds from sale of investment securities available for sale	—	4,578,623
Loan originations and principal collections, net	(45,533,780)	(32,120,944)
Purchases of premises and equipment	(1,096,072)	(150,595)
Proceeds from disposals of premises and equipment	1,450	—
Proceeds from sales of foreclosed assets	354,998	—
Purchases of Federal Home Loan Bank stock	(250,000)	(150,000)

Net cash used by investing activities	(51,610,907)	(41,325,045)

CASH FLOWS FROM FINANCING ACTIVITIES
Net increase in demand accounts	20,803,210	34,267,039
Net increase in time deposits	19,146,905	17,188,915
Advances from the Federal Home Loan Bank of Atlanta	5,000,000	5,000,000
Proceeds from sale of common stock, net	5,817,344	4,156
Proceeds from stock options exercised	19,995	—
Cash paid in lieu of fractional shares	(4,532)	(4,154)

Net cash provided by financing activities	50,782,922	56,455,956

NET INCREASE IN CASH AND CASH EQUIVALENTS	1,229,563	16,121,294

CASH AND CASH EQUIVALENTS, BEGINNING	25,002,849	8,881,555

CASH AND CASH EQUIVALENTS, ENDING	$26,232,412	$25,002,849

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Interest paid on deposits and borrowed funds	$3,188,077	$3,307,867

Income taxes paid	$276,836	$25,000

SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES
Transfer of loans to foreclosed assets	$340,852	$—

Increase in fair value of securities available for sale, net of tax	$221,302	$148,684

See accompanying notes.

NOTE A - ORGANIZATION AND OPERATIONS

On June 29, 2001, Crescent Financial Corporation (the “Company”) was formed as a holding company for Crescent State Bank (the “Bank”). Upon formation, one share of the Company’s $1 par value common stock was exchanged for each of the then outstanding 1,289,527 shares of the Bank’s $5 par value common stock. The Company currently has no operations and conducts no business on its own other than owning the Bank.

The Bank was incorporated December 22, 1998 and began banking operations on December 31, 1998. The Bank is engaged in general commercial and retail banking in Wake and Johnston Counties, North Carolina, operating under the banking laws of North Carolina and the rules and regulations of the Federal Deposit Insurance Corporation and the North Carolina Commissioner of Banks. The Bank undergoes periodic examinations by those regulatory authorities.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements include the accounts and transactions of Crescent Financial Corporation and Crescent State Bank. All significant intercompany transactions and balances are eliminated in consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses.

Cash and Cash Equivalents

For purposes of the consolidated statements of cash flows, cash and cash equivalents include cash and due from banks, federal funds sold and interest-earning deposits with banks.

Securities Held to Maturity

Bonds and notes for which the Company has the positive intent and ability to hold to maturity are reported at cost, adjusted for premiums and discounts that are recognized in interest income using the interest method over the period to maturity.

See accompanying notes.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Securities Available for Sale

Available-for-sale securities are reported at fair value and consist of bonds and notes not classified as trading securities or as held-to-maturity securities. Unrealized holding gains and losses on available-for-sale securities are reported as a net amount in other comprehensive income, net of related tax effects. Gains and losses on the sale of available-for-sale securities are determined using the specific-identification method. Declines in the fair value of individual held-to-maturity and available-for-sale securities below their cost that are other than temporary would result in write-downs of the individual securities to their fair value. Such write-downs would be included in earnings as realized losses. Premiums and discounts are recognized in interest income using the interest method over the period to maturity.

Loans

Loans that management has the intent and ability to hold for the foreseeable future, or until maturity, are reported at their outstanding principal adjusted for any charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans and unamortized premiums or discounts on purchased loans. Loan origination fees and certain direct origination costs are capitalized and recognized as an adjustment of the yield of the related loan. The accrual of interest on impaired loans is discontinued when, in management’s opinion, the borrower may be unable to meet payments as they become due. Generally, loans are placed on nonaccrual when they are past due 90 days. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received.

Allowance for Loan Losses

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. The provision for loan losses is based upon management’s best estimate of the amount needed to maintain the allowance for loan losses at an adequate level. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management’s periodic review of the collectibility of the loans in light of the current status of the portfolio, historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral, and prevailing economic conditions. Because the Company has been in existence for a relatively short time, and therefore has a limited history, management has also considered in applying its analytical methodology the loss experience and allowance levels of other community banks. Management segments the loan portfolio by loan type in considering each of the aforementioned factors and their impact upon the level of the allowance for loan losses.

See accompanying notes.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Allowance for Loan Losses (Continued)

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer and residential loans for impairment disclosures.

Foreclosed Assets

Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in net expenses from foreclosed assets.

Premises and Equipment

Land is carried at cost. Furniture and equipment are stated at cost less accumulated depreciation. Depreciation is calculated on the straight-line method over the estimated useful lives of the assets which are 3 - 10 years for furniture and equipment. Leasehold improvements are amortized over the terms of the respective leases or the estimated useful lives of the improvements, whichever is shorter. Repairs and maintenance costs are charged to operations as incurred, and additions and improvements to premises and equipment are capitalized. Upon sale or retirement, the cost and related accumulated depreciation are removed from the accounts and any gains or losses are reflected in current operations.

Stock in Federal Home Loan Bank of Atlanta

As a requirement for membership, the Company invests in stock of the Federal Home Loan Bank of Atlanta (“FHLB”). This investment is carried at cost.

See accompanying notes.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred tax assets are also recognized for operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which the temporary differences are expected to be recovered or settled.

Deferred tax assets are reduced by a valuation allowance if it is more likely than not that the tax benefits will not be realized.

Stock Compensation Plans

Statement of Financial Accounting Standards (“SFAS”) No. 123, Accounting for Stock-Based Compensation, encourages all entities to adopt a fair value based method of accounting for employee stock compensation plans, whereby compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. However, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, whereby compensation cost is the excess, if any, of the quoted market price of the stock at the grant date (or other measurement date) over the amount an employee must pay to acquire the stock. Stock options issued under the Company’s stock option plans have no intrinsic value at the grant date and, under APB Opinion No. 25, no compensation cost is recognized for them. The Company has elected to continue with the accounting methodology in APB Opinion No. 25 and, as a result, has provided pro forma disclosures of net income and earnings per share and other disclosures as if the fair value based method of accounting had been applied.

At December 31, 2002, the Company has two stock-based compensation plans, which are more fully described in Note O. Had compensation costs for the Company’s stock option plans been determined based on the fair value at the grant date for awards in 2002 and 2001, the Company’s net income and net income per share would have changed to the pro forma amounts indicated as follows:

	2002	2001

	(Dollars in thousands)
Net income:
As reported	$1,228	$307
Deduct: Total stock-based employee compensation expense determined under fair value method for all awards, net of related tax effects	(88)	(79)

Pro forma	$1,140	$228

See accompanying notes.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

	2002	2001

Basic earnings per share:
As reported	$.72	$.21
Pro forma	.67	.16

Diluted earnings per share:
As reported	$.70	$.21
Pro forma	.65	.16

Assumptions in estimating option values:
Risk-free interest rate	3.00%	3.00%
Dividend yield	—%	—%
Volatility	29.20%	38.20%
Expected life	7 years	7 years

The weighted average grant date fair value of options	$3.64	$3.97

Per Share Results

During both 2002 and 2001, the Company paid a 12 ½% stock split effected in the form of a stock dividend. Basic and diluted net income per common share have been computed by dividing net income for each period by the weighted average number of shares of common stock outstanding during each period after retroactively adjusting for these stock dividends.

Basic earnings per share represents income available to common stockholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflect additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by the Company relate solely to outstanding stock options and are determined using the treasury stock method. For the year ended December 31, 2001, the Company’s outstanding stock options did not have a dilutive effect on the computation of earnings per share; therefore, for 2001 basic and diluted earnings per share are the same amounts. For the year ended December 31, 2002, there were 246,066 outstanding stock options which were not included in the computation of diluted earnings per share because they had no dilutive effect.

Comprehensive Income

The Company reports as comprehensive income all changes in stockholders’ equity during the year from sources other than shareholders. Other comprehensive income refers to all components (revenues, expenses, gains, and losses) of comprehensive income that are excluded from net income. The Company’s only component of other comprehensive income is unrealized gains and losses on investment securities available for sale.

See accompanying notes.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The components of other comprehensive income and related tax effects are as follows:

	2002	2001

Unrealized holding gains on available-for-sale securities	$360,135	$315,043
Tax effect	(138,833)	(136,455)

	221,302	178,588

Reclassification adjustment for gains realized in income	—	(48,664)
Tax effect	—	18,760

	—	(29,904)

Net of tax amount	$221,302	$148,684

Mortgage Loan Origination and Other Fees

Mortgage loan origination fees represent fees received for the origination of loans for sale in the secondary market through the Company’s relationship with Sidus Financial Corporation, a mortgage broker. These fees are recognized in income as they are earned upon the closing of each loan.

Fees derived from leasing and investment transactions with Republic Leasing and the Capital Investment Group, Inc., respectively, are recognized in income as these transactions are consummated.

Segment Reporting

SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, requires management to report selected financial and descriptive information about reportable operating segments. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. Generally, disclosures are required for segments internally identified to evaluate performance and resource allocation. In all material respects, the Company’s operations are entirely within the commercial and retail banking segment, and the financial statements presented herein reflect the results of that segment. Also, the Company has no foreign operations or customers.

See accompanying notes.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

New Accounting Standards

In November 2002, the Financial Accounting Standard Board (“FASB”) issued FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (FIN 45). FIN 45 requires a liability to be recognized at the time a company issues a guarantee for the fair value of the obligations assumed under certain guarantee agreements. Additional disclosures about guarantee agreements are also required in the interim and annual financial statements. The disclosure provisions of FIN 45 are effective for the Company on December 31, 2002. The provisions for initial recognition and measurement of guarantee agreements are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002. The Company is in the process of assessing the impact of FIN 45 on its consolidated financial statements.

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure. SFAS No. 148 amends SFAS No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS No. 148 is effective for financial statements for fiscal years ending after December 15, 2002. Early application of the disclosure provisions is encouraged. The Company continues to account for its stock-based compensation in accordance with APB Opinion No. 25 and has adopted the disclosure provisions of SFAS No. 148 effective for all periods presented herein.

Reclassifications

Certain amounts in the 2001 financial statements have been reclassified to conform to the 2002 presentation. The reclassifications had no effect on net income or stockholders’ equity as previously reported.

NOTE C - INVESTMENT SECURITIES

The following is a summary of the securities portfolios by major classification:

	December 31, 2002

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value

Securities available for sale:
U.S. government and obligations of U.S. government agencies	$2,259,817	$42,447	$—	$2,302,264
Mortgage-backed	21,777,894	592,733	(1,024)	22,369,603
Municipal	3,584,275	56,642	(25,389)	3,615,528

	$27,621,986	$691,822	$(26,413)	$28,287,395

See accompanying notes.

NOTE C - INVESTMENT SECURITIES (Continued)

	December 31, 2001

	Amortized Cost	Gross unrealized gains	Gross unrealized losses	Fair value

Securities available for sale:
U.S. government and obligations of U.S. government agencies	$3,760,498	$90,434	$(577)	$3,850,355
Mortgage-backed	18,489,262	260,692	(36,700)	18,713,254
Municipal	277,707	—	(8,575)	269,132

	$22,527,467	$351,126	$(45,852)	$22,832,741

At December 31, 2002 and 2001, investment securities with a carrying value of $10,872,000 and $7,148,000, respectively, were pledged to secure public deposits, borrowings and for other purposes required or permitted by law.

Proceeds from maturities and repayments of investment securities during 2002 were approximately $5,889,000. There were no sales of investment securities during 2002.

Proceeds from sales and maturities and repayments of investment securities during 2001 were approximately $4,579,000 and $3,236,000, respectively. Gross realized gains on sales of investment securities during 2001 were $48,664.

The amortized cost and fair values of securities available for sale at December 31, 2002 by contractual maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized cost	Fair value

Due within one year	$10,282,563	$10,531,933
Due after one year through five years	12,767,786	13,114,065
Due after five years through ten years	2,875,093	2,879,320
Due after ten years	1,696,544	1,732,077

	$27,621,986	$28,257,395

See accompanying notes.

NOTE C - INVESTMENT SECURITIES (Continued)

The following table presents the carrying values, intervals of maturities or repricings, and weighted average yields of our investment portfolio at December 31, 2002:

	Repricing or Maturing

	Less than one year	One to five years	Five to ten years	Over ten years	Total

	(Dollars in thousands)
Securities available for sale:
U. S. government agencies
Balance	$1,524	$778	$—	$—	$2,302
Weighted average yield	5.81%	3.50%	—	—	5.03%
Mortgage-backed securities
Balance	$9,009	$11,539	$1,627	$194	$22,369
Weighted average yield	6.02%	5.47%	4.98%	5.30%	5.66%
Municipal securities
Balance	$—	$826	$1,252	$1,538	$3,616
Weighted average yield	—	4.07%	3.27%	4.55%	3.95%
Total
Balance	$10,533	$13,143	$2,879	$1,732	$28,287
Weighted average yield	5.99%	5.27%	4.24%	4.55%	5.39%

NOTE D - LOANS

Following is a summary of loans at December 31, 2002 and 2001.

	2002	2001

Real estate - commercial	$52,361,172	$25,285,193
Real estate - residential	2,318,778	1,613,826
Construction loans	27,502,731	23,189,286
Commercial and industrial loans	24,680,968	19,392,539
Home equity loans and lines of credit	16,051,828	8,423,692
Loans to individuals	3,001,683	2,862,994

Total loans	125,917,160	80,767,530
Less:
Deferred loan fees	(244,219)	(193,993)
Allowance for loan losses	(1,711,300)	(1,115,800)

Total	$123,961,641	$79,457,737

Loans are primarily made in the Triangle area of North Carolina, principally Wake and Johnston Counties. Real estate loans can be affected by the condition of the local real estate market. Commercial and consumer and other loans can be affected by the local economic conditions.

See accompanying notes.

NOTE D - LOANS (Continued)

No loans have been restructured during 2002 or 2001. Loans totaling $0 and $429,000 were considered impaired as of December 31, 2002 and 2001, respectively. Impaired loans at December 31, 2001 of $429,000, which represented all of the Company’s non-accruing loans on that date, had no corresponding valuation allowances. The average recorded investment in impaired loans during the years ended December 31, 2002 and 2001 was $87,000 and $107,000, respectively. For the years ended December 31, 2002 and 2001, the interest income the Company recognized from impaired loans during the portion of the year that they were impaired was not material.

The Bank has granted loans to certain directors and executive officers of the Bank and their related interests. Such loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other borrowers and, in management’s opinion, do not involve more than the normal risk of collectibility. All loans to directors and executive officers or their related interests are submitted to the Board of Directors for approval. A summary of loans to directors, executive officers and their interests follows:

Loans to directors and officers as a group at December 31, 2001	$2,684,346
Net disbursements during year ended December 31, 2002	1,627,985

Loans to directors and officers as a group at December 31, 2002	$4,312,331

At December 31, 2002, the Bank had pre-approved but unused lines of credit totaling $487,750 to executive officers, directors and their related interests. No additional funds are committed to be advanced at December 31, 2002.

An analysis of the allowance for loan losses follows:

	2002	2001

Balance at beginning of year	$1,115,800	$630,200
Provision for loan losses	689,024	502,498
Charge-offs	(94,654)	(16,898)
Recoveries	1,130	—

Net charge-offs	(93,524)	(16,898)

Balance at end of year	$1,711,300	$1,115,800

See accompany notes.

NOTE E - PREMISES AND EQUIPMENT

Following is a summary of premises and equipment at December 31, 2002 and 2001:

	2002	2001

Land	$933,503	$—
Leasehold improvements	549,051	535,126
Furniture and equipment	1,051,246	931,394
Less accumulated depreciation	(902,935)	(615,159)

Total	$1,630,865	$851,361

Depreciation and amortization amounting to $315,888 for the year ended December 31, 2002 and $321,067 for the year ended December 31, 2001 is included in occupancy and equipment expense.

During 2002, the Company entered into a contract for $568,000 for the construction of a new banking branch to be located in Holly Springs, North Carolina. As of December 31, 2002, no payments had been made on this contract as construction has not yet commenced. The branch is expected to be completed in the third quarter of 2003.

NOTE F - DEPOSITS

The weighted average cost of time deposits was 3.49% and 4.63% at December 31, 2002 and 2001, respectively.

At December 31, 2002, the scheduled maturities of certificates of deposit are as follows:

	Less than $100,000	$100,000 or more	Total

Three months or less	$10,118,908	$5,458,342	$15,577,250
Over three months through one year	12,473,045	15,819,319	28,292,364
Over one year through three years	5,267,259	7,868,558	13,135,817
Over three years to five years	3,386,409	4,854,393	8,240,802

Total	$31,245,621	$34,000,612	$65,246,233

NOTE G - FEDERAL HOME LOAN BANK ADVANCES

At December 31, 2002, the Bank had available lines of credit totaling approximately $5.5 million for borrowing on a short-term and unsecured basis. Such lines are subject to annual renewals and are at varying interest rates. In addition, the Bank had available lines of credit totaling approximately $27.3 million at various financial institutions for borrowing on a secured basis. Such borrowings must be adequately collateralized.

See accompany notes.

NOTE G - FEDERAL HOME LOAN BANK ADVANCES (Continued)

At December 31, 2002, the Company had the following advances outstanding from the Federal Home Loan Bank of Atlanta:

Maturity	Interest Rate	Rate Type	2002	2001

July 6, 2011	4.44%	Convertible	$5,000,000	$5,000,000
July 16, 2012	3.84%	Fixed	5,000,000	—

			$10,000,000	$5,000,000

The advance maturing on July 6, 2011 bears interest at 4.44% and is continuously convertible every three months after July 7, 2003 to a variable rate at the three month London Inter-Bank Offering Rate.

These advances are collateralized by both investment securities and a blanket floating lien on qualifying first mortgage loans of approximately $2,300,000 at December 31, 2002.

NOTE H - LEASES

The Bank has entered into three non-cancelable operating leases for its main office and branch facilities. Future minimum lease payments under these leases for the years ending December 31 are as follows:

2003	$310,908
2004	314,260
2005	307,965
2006	278,819
2007	227,629
Thereafter	3,784,003

Total	$5,223,584

The leases contain renewal options for various additional terms after the expiration of the initial term of each lease. The cost of such rentals is not included above. Total rent expense for the years ended December 31, 2002 and 2001 amounted to $297,538 and $294,168, respectively.

See accompany notes.

NOTE I - INCOME TAXES

The significant components of the provision for income taxes for the years ended December 31, 2002 and 2001 are as follows:

	2002	2001

Current tax provision:
Federal	$556,229	$144,971
State	120,355	16,949

	676,584	161,920

Deferred tax provision (benefit):
Federal	(153,516)	(52,089)
State	(33,468)	(11,356)

	(186,984)	(63,445)

Provision for income tax expense before adjustment to deferred tax asset valuation allowance	489,600	98,475
Decrease in valuation allowance	(395,997)	(98,475)

Net provision for income taxes	$93,603	$—

The difference between the provision for income taxes and the amounts computed by applying the statutory federal income tax rate of 34% to income before income taxes is summarized below:

	2002	2001

Tax computed at statutory rate of 34%	$449,399	$104,376

Effect of state income taxes	60,140	13,968
Other	(19,939)	(19,869)
Decrease in deferred tax asset valuation allowance	(395,997)	(98,475)

	$93,603	$—

Significant components of deferred taxes at December 31, 2002 and 2001 are as follows:

	2002	2001

Deferred tax assets:
Allowance for loan losses	$576,616	$376,486
Pre-opening costs and expenses	23,709	49,573
Premises and equipment	68,383	51,618
Rent abatement	28,000	32,048
Other	48,192	48,194

	744,902	557,917
Valuation allowance	—	(395,997)

Net deferred tax assets	744,902	161,920
Deferred tax liabilities:
Net unrealized holding gains on available-for-sale securities	(256,528)	(117,695)

Net recorded deferred tax asset	$488,374	$44,225

See accompanying notes.

NOTE I - INCOME TAXES (Continued)

Management has not recorded a valuation allowance at December 31, 2002 because they believe realization of the deferred tax assets is more likely than not.

NOTE J - NON-INTEREST INCOME AND OTHER NON-INTEREST EXPENSE

The major components of non-interest income for the years ended December 31, 2002 and 2001 are as follows:

	2002	2001

Mortgage loan origination fees	$276,570	$163,646
Service charges and fees on deposits accounts	440,989	259,741
Gain on sale of investment securities	—	48,664
Other	50,141	17,351

Total	$767,700	$489,402

The major components of other non-interest expense for the years ended December 31, 2002 and 2001 are as follows:

	2002	2001

Postage, printing and office supplies	$162,938	$136,206
Advertising and promotions	127,328	105,053
Data processing expense	271,433	205,879
Professional fees and services	281,833	246,080
Other	396,426	284,353

Total	$1,239,958	$977,571

NOTE K - RESERVE REQUIREMENTS

The aggregate net reserve balances maintained under the requirements of the Federal Reserve, which are non-interest bearing, were approximately $2,204,000 at December 31, 2002.

NOTE L - REGULATORY MATTERS

The Company (on a consolidated basis) and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company’s and Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance sheet items as

See accompanying notes.

NOTE L - REGULATORY MATTERS (Continued)

calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

The Bank, as a North Carolina banking corporation, may pay dividends to the Company only out of undivided profits as determined pursuant to North Carolina General Statutes Section 53-87. However, regulatory authorities may limit payment of dividends by any bank when it is determined that such a limitation is in the public interest and is necessary to ensure the financial soundness of the bank.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the following table) of total and Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2002 and 2001, that the Company and the Bank met all capital adequacy requirements to which they are subject.

As of December 31, 2002, the most recent notification from the Federal Deposit Insurance Corporation categorized Crescent State Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, an institution must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the following tables. There are no conditions or events since the notification that management believes have changed the Bank’s category. The Banks’ actual capital amounts and ratios as of December 31, 2002 and 2001 are presented in the table below.

	Actual		Minimum for capital adequacy purposes		Minimum to be well capitalized under prompt corrective action provisions

As of December 31, 2002:	Amount	Ratio	Amount	Ratio	Amount	Ratio

	(Dollars in thousands)
Total Capital (to Risk-Weighted Assets)	$14,391	10.00%	$11,512	8.00%	$14,391	10.00%

Tier I Capital (to Risk-Weighted Assets)	12,680	8.81%	5,756	4.00%	8,634	6.00%

Tier I Capital (to Average Assets)	12,680	7.38%	6,876	4.00%	8,595	5.00%

	Actual		Minimum for capital adequacy purposes		Minimum to be well capitalized under prompt corrective action provisions

As of December 31, 2002:	Amount	Ratio	Amount	Ratio	Amount	Ratio

	(Dollars in thousands)

Total Capital (to Risk-Weighted Assets)	$11,378	11.83%	$7,694	8.00%	$9,617	10.00%

Tier I Capital (to Risk-Weighted Assets)	10,262	10.67%	3,847	4.00%	5,770	6.00%

Tier I Capital (to Average Assets)	10,262	8.87%	4,629	4.00%	5,786	5.00%

See accompanying notes.

NOTE M - OFF-BALANCE SHEET RISK

The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet. The contract or notional amounts of those instruments reflect the extent of involvement the Bank has in particular classes of financial instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of conditions established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank, upon extension of credit is based on management’s credit evaluation of the borrower. Collateral obtained varies but may include real estate, stocks, bonds, and certificates of deposit.

A summary of the contract amount of the Bank’s exposure to off-balance sheet credit risk as of December 31, 2002 is as follows (amounts in thousands):

Financial instruments whose contract amounts represent credit risk:
Commitments to extend credit	$16,276
Undisbursed equity lines of credit	13,613
Financial standby letters of credit	438
Commitments to build	568

NOTE N - DISCLOSURES ABOUT FAIR VALUES OF FINANCIAL INSTRUMENTS

Financial instruments include cash and due from banks, interest-earning deposits with banks, federal funds sold, investment securities, loans, Federal Home Loan Bank stock, accrued interest receivable, accrued interest payable, deposit accounts, and Federal Home Loan Bank advances. Fair value estimates are made at a specific moment in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company’s entire holdings of a particular financial instrument. Because no active market readily exists for a portion of the Company’s financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

See accompanying notes.

NOTE N - DISCLOSURES ABOUT FAIR VALUES OF FINANCIAL INSTRUMENTS (Continued)

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and Due from Banks, Interest-Earning Deposits With Banks, and Federal Funds Sold

The carrying amounts for cash and due from banks, interest-earning deposits with banks, and federal funds sold approximate fair value because of the short maturities of those instruments.

Investment Securities

Fair value for investment securities equals quoted market price if such information is available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

Federal Home Loan Bank Stock

The carrying value of Federal Home Loan Bank stock approximates fair value based on the redemption provisions of the Federal Home Loan Bank.

Loans

For certain homogenous categories of loans, such as residential mortgages, fair value is estimated using the quoted market prices for securities backed by similar loans, adjusted for differences in loan characteristics. The fair value of other types of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

Deposits

The fair value of demand deposits, savings, money market and NOW accounts is the amount payable on demand at the reporting date. The fair value of time deposits is estimated using the rates currently offered for instruments of similar remaining maturities.

Federal Home Loan Bank Advances

The fair value of advances from the Federal Home Loan Bank is based upon the discounted value when using current rates at which borrowings of similar maturity could be obtained.

Accrued Interest Receivable and Accrued Interest Payable

The carrying amounts of accrued interest receivable and payable approximate fair value, because of the short maturities of these instruments.

See accompanying notes.

NOTE N - DISCLOSURES ABOUT FAIR VALUES OF FINANCIAL INSTRUMENTS (Continued)

The carrying amounts and estimated fair values of the Company’s financial instruments, none of which are held for trading purposes, are as follows at December 31, 2002 and 2001:

	2002		2001

	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value

Financial assets:
Cash and due from banks	$9,460,820	$9,460,820	$10,094,763	$10,094,763
Interest-earning deposits with banks	80,592	80,592	4,589,086	4,589,086
Federal funds sold	16,691,000	16,691,000	10,319,000	10,319,000
Investment securities	28,287,395	28,287,395	22,832,741	22,832,741
Federal Home Loan Bank stock	500,000	500,000	250,000	250,000
Loans	123,961,641	125,213,000	79,457,737	80,075,000
Accrued interest receivable	551,799	551,799	513,064	513,064

Financial liabilities:
Deposits	153,105,470	153,062,000	113,155,355	110,864,000
Federal Home Loan
Bank advances	10,000,000	8,869	5,000,000	4,827,185
Accrued interest payable	217,067	217,067	183,360	183,360

NOTE O - EMPLOYEE AND DIRECTOR BENEFIT PLANS

Stock Option Plans

During 1999 the Company adopted, with shareholder approval, an Employee Stock Option Plan (the “Employee Plan”) and a Director Stock Option Plan (the “Director Plan”). During 2002, with shareholder approval, the Company amended the Employee plan to increase the number of shares available under the plan. As amended, the employee plan makes available options to purchase 203,694 shares of the Company’s common stock while the Director plan makes available options to purchase 139,218 shares of the Company’s common stock. The weighted-average exercise price of all options granted to date is $8.03. Certain of the options granted under the Director Plan vested immediately at the time of grant. All other options granted vested twenty-five percent at the grant date, with the remainder vesting over a three-year period. All unexercised options expire ten years after the date of grant. A summary of the Company’s option plans as of and for the years ended December 31, 2002 and 2001 is as follows:

See accompanying notes.

NOTE N - DISCLOSURES ABOUT FAIR VALUES OF FINANCIAL INSTRUMENTS (Continued)

		Outstanding Options

	Shares Available for Future Grants	Number Outstaning	Weighted Average Exercise Price

At December 31, 2000	22,242	256,196	$7.90

Options granted	(25,805)	25,805	8.23
Options forfeited	5,177	(5,177)	7.98

At December 31, 2001	1,614	276,824	7.93

Options authorized	64,476	—	—
Options granted	(16,000)	16,000	9.68
Options exercised	—	(2,531)	7.90
Options forfeited	12,205	(12,205)	7.94

At December 31, 2002	62,295	278,088	$8.03

There were 254,063 and 227,585 exercisable options outstanding at December 31, 2002 and 2001, respectively, with weighted average exercise prices of $8.03 and $7.93, respectively.

The range of exercise prices for options outstanding at December 31, 2002 was $7.90 to $10.50. The weighted average remaining contractual life of those options was 82 months.

Employment Agreements

The Company has entered into employment agreements with two of its executive officers to ensure a stable and competent management base. The agreements provide for benefits as spelled out in the contracts and cannot be terminated by the Board of Directors, except for cause, without prejudicing the officers’ rights to receive certain vested rights, including compensation. In the event of a change in control of the Company, as outlined in the agreements, the acquirer will be bound to the terms of the contracts.

NOTE P - SALE OF COMMON STOCK

The Company completed the sale of 690,000 shares of its common stock at $9.25 per share on August 20, 2002. Expenses associated with the sale amounted to $569,688 resulting in net proceeds from the offering of $5,812,812. Additionally during the year, the Company sold 412 shares of its common stock for $10.00 per share.

See accompanying notes.

NOTE Q - PARENT COMPANY FINANCIAL DATA

Following is the condensed financial statement of Crescent Financial Corporation as of and for the years ended December 31, 2002 and 2001:

Condensed Statements of Financial Condition
December 31, 2002 and 2001

	2002	2001

Assets
Cash and due from banks	$4,640,941	$—
Investment in Crescent State Bank	13,088,926	10,449,721
Other assets	2,121	—

Total assets	$17,731,988	$10,449,721

Liabilities and Stockholders’ Equity
Stockholders’ equity:
Common stock	$2,143,249	$1,289,527
Additional paid-in capital	14,604,591	9,625,506
Retained earnings (accumulated deficit)	575,267	(652,891)
Accumulated other comprehensive income	408,881	187,579

Total liabilities and stockholders’ equity	$17,731,988	$10,449,721

Condensed Statements of Operations
Years Ended December 31, 2002 and 2001

	2002	2001

Equity in earnings of subsidiary	$1,217,903	$306,988
Interest income	35,049	—
Management fees	24,931	6,290
Other operating expenses	(49,725)	(6,290)

Net income	$1,228,158	$306,988

See accompanying notes.

NOTE Q - PARENT COMPANY FINANCIAL DATA (Continued)

Condensed Statements of Cash Flows
Years Ended December 31, 2002 and 2001

	2002	2001

Cash flows from operating activities:
Net income	$1,228,158	$306,988
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in earnings of Crescent State Bank	(1,217,903)	(306,988)
Changes in assets and liabilities:
Increase in other assets	(2,121)	—

Net cash provided by operating activities	8,134	—

Cash flows from investing activities:
Investment in subsidiary	(1,200,000)	—

Net cash used by investing activities	(1,200,000)	—

Cash flows from financing activities:
Net proceeds from issuance of common stock	5,817,344	—
Proceeds from exercise of stock options	19,995	—
Cash paid in lieu of fractional shares	(4,532)	—

Net cash provided by financing activities	5,832,807	—

Net increase in cash and cash equivalents	4,640,941	—

Cash and cash equivalents, beginning	—	—

Cash and cash equivalents, ending	$4,640,941	$—

See accompanying notes.

Crescent Financial Corporation and Subsidiary
Management and Bank Personnel

BOARD OF DIRECTORS

Bruce I. Howell Chairman President, Wake Technical Community College	Brent D. Barringer Attorney and Partner, Barringer Law Firm, LLP	Michael G. Carlton President and CEO, Crescent Financial Corporation

Joseph S. Colson, Jr. President and Treasurer, Colson Consulting, Inc.	James A. Lucas, CPA Partner, James A. Lucas and Company, LLP CPA’s	Kenneth A. Lucas President and CEO, TarHeel Companies of North Carolina, Inc.

Sheila Hale Ogle Owner and CEO, Media Research Planning & Placement, Inc.	Jon S. Rufty Owner and President, Rufty Custom Built Homes, Inc.	Stephen K. Zaytoun President, Zaytoun & Associates, Inc.

OFFICERS

Michael G. Carlton President and Chief Executive Officer	Robert E. Branch Senior Vice President and Cary City Executive	Bruce W. Elder Senior Vice President and Chief Financial Officer

Thomas E. Holder, Jr. Senior Vice President and Senior Commercial Lender	W. Bruce Lawson Senior Vice President and Apex City Executive	Mark J. Bolebruch Vice President and Commercial Lender

Deborah C. Carter Vice President and Compliance Officer	Thomas B. Fry Vice President and Clayton City Executive	Larry G. Holt Vice President and Commercial Lender

Deborah L. McLamb Vice President and Branch Manager	Robert L. Myers, Jr. Vice President and Holly Springs City Executive	Wanda S. Privette Vice President and Branch Manager

Erica L. Gilchrist Assistant Vice President and Accounting Manager

Crescent Financial Corporation and Subsidiary
Market For The Common Stock

Crescent Financial Corporation’s stock is listed on the NASDAQ Small Capital Market under the symbol “CRFN.”  There were 2,143,249 shares outstanding at December 31, 2002 owned by approximately 1,360 shareholders.  The table below lists the high and low prices at which trades were completed during each quarter.  The Company’s stock is considered thinly traded with only a few thousand shares traded, on average, per month.

	Low (1)	High (1)

January 1, 2001 to March 31, 2001	$4.74	$ 5.93

April 1, 2001 to June 30, 2001	5.93	8.89

July 1, 2001 to September 30, 2001	7.56	14.22

October 1, 2001 to December 31, 2001	7.11	8.44

January 1, 2002 to March 31, 2002	7.82	12.50

April 1, 2002 to June 30, 2002	8.25	12.00

July 1, 2002 to September 30, 2002	9.16	10.00

October 1, 2002 to December 31, 2002	8.50	11.50

(1) The prices quoted above have been adjusted to reflect the effect of the 12 ½% stock dividend paid in 2002.

Crescent Financial Corporation and Subsidiary
General Corporate Information

Office Locations

Main Branch and Corporate Offices 1005 High House Road Cary, NC 27513	Kildaire Farm Branch 1155 Kildaire Farm Road Cary, NC 27511

Apex Branch 303 South Salem Street Apex, NC 27502	Clayton Branch 315 East Main Street Clayton, NC 27520

Regulatory and Securities Counsel

Gaeta & Associates, P.A. 808 Salem Woods Drive, Suite 201 Raleigh, NC 27615

Stock Transfer Agent	Independent Auditors

First Citizens Bank 100 East Tryon Road Raleigh, NC 27603 (919) 716-2003	Dixon Odom PLLC P.O. Box 70 Sanford, NC 27331-0070

Annual Shareholders’ Meeting

The Annual Meeting of the shareholders of Crescent Financial Corporation will be held at 3:00 p.m., Tuesday, April 29, 2003, at MacGregor Downs Country Club, 430 St. Andrews Lane, Cary, North Carolina 27511.

Form 10-KSB

Copies of Crescent Financial Corporation’s Annual Report on Form 10-KSB as filed with the Securities and Exchange Commission may be obtained by shareholders at no charge by writing:  Bruce W. Elder, Senior Vice President and Controller, Crescent Financial Corporation, 1005 High House Road, Cary, NC  27513.

This annual report serves as the annual financial disclosure statement furnished pursuant to the Federal Deposit Insurance Corporation’s rules and regulations. This statement has not been reviewed or confirmed for accuracy or relevance by the Federal Deposit Insurance Corporation.